UNITED STATES
SECURITIES AND EXCHANGE COMMISSION	SEC FILE NUMBER
Washington, D.C. 20549	001-41448

CUSIP NUMBER
G4000K175

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☒ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: December 31, 2023

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For the Transition Period Ended: _____________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Gorilla Technology Group Inc.

Full Name of Registrant

N/A

Former Name if Applicable

Meridien House, 42 Upper Berkely Street, Marble Arch

Address of Principal Executive Office (Street and Number)

London, United Kingdom W1H 5QJ

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Gorilla Technology Group Inc. (the “Company”) has determined that it is unable to file, without unreasonable effort and expense, its Annual Report on Form 20-F for the year ended December 31, 2023, within the prescribed time period because the Company requires additional time to complete the audit for fiscal year 2023 and prepare financial statements in connection therewith. As reported in its Report of Foreign Private Issuer on Form 6-K dated February 1, 2024, the Company dismissed its previous independent registered public accounting firm, and appointed Marcum Asia CPAs LLP (“Marcum Asia”) as its independent registered public accounting firm on January 31, 2024. Despite the Company’s and Marcum Asia’s best efforts over the course of the last few months, the onboarding of Marcum Asia to complete the audit for fiscal year 2023 has taken significant time and expense, delaying the completion of the audit, and such delay could not be eliminated without unreasonable effort or expense. As a result, the Company is still in the process of compiling required information to complete the Form 20-F, and Marcum Asia requires additional time to complete its audit of the financial statements for the fiscal year ended December 31, 2023. The Company currently expects to file its Annual Report on Form 20-F for the year ended December 31, 2023 no later than fifteen calendar days after April 30, 2024.

PART IV – OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Daphne Huang	+44	2039 880574
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company reported, in its Annual Report on Form 20-F the year ended December 31, 2022, revenue of $22.4 million and net income (loss) of $(87.5) million. The Company previously furnished, on a Report of Foreign Private Issuer on Form 6-K dated April 4, 2024, unaudited financial statements reporting revenue of $64.7 million and net income of $19.9 million for the year ended December 31, 2023. The increases are primarily a result of (a) new revenue from the Company’s 2023 contract with the Government of Egypt and (b) the absence of one-time transaction expenses incurred by the Company in connection with the Company’s merger with Global SPAC Partners Co. and subsequent Nasdaq listing (a large, non-recurring expense incurred during the year ended December 31, 2022).

Cautionary Note Regarding Forward-Looking Statements:

This Form 12b-25 contains “forward-looking statements.” All statements other than statements of historical fact are statements that could be deemed forward-looking statements. The Company advises caution in reliance on forward-looking statements. Forward-looking statements include, without limitation, statements related to: the Company’s beliefs about future revenues, the timing of the filing of the Company’s Annual Report on Form 20-F for the year ended December 31, 2023 and the related audit, and the Company’s contract with the Government of Egypt. See also other risks that are described under the heading “Risk Factors” in the Annual Report on Form 20-F the Company filed with the Securities and Exchange Commission (the “SEC”) on April 28, 2023, those described under the heading “Risk Factors” in Exhibit 99.5 to the Form 6-K the Company filed with the SEC on August 17, 2023 and those that are included in any of the Company’s future filings with the SEC. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from expected results. Most of these factors are outside of the control of the Company and are difficult to predict. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. All forward-looking statements in this Form 12b-25 are based on information available to the Company as of the date of this filing. The Company expressly disclaims any obligation to update or alter its forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

Gorilla Technology Group Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 1, 2024	By:	/s/ Daphne Huang
	Name:	Daphne Huang
	Title:	Chief Financial Officer

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